CONFIDENTIAL TREATMENT OF CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAS BEEN REQUESTED BY MORGAN STANLEY. SUCH CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [*] IN THE TEXT, AND SUBMITTED TO THE COMMISSION.

April 13, 2010

By U.S. Mail & Facsimile to 703 813 6984

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Form 10-K for Year Ended December 31, 2009 filed February 26, 2010

Dear Ms. van Doorn:

Morgan Stanley (the “Company”) is pleased to respond to your letter dated March 29, 2010, concerning its Annual Report on Form 10-K for the year ended December 31, 2009.

For your convenience, we have restated your comments below.

1.	With regard to your repurchase agreements, please tell us whether you account for any of those agreements as sales for accounting purposes in your financial statements. If you do, we ask that you:

a.	Quantify the amount of repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years.

b.	Quantify the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years.

Confidential Treatment Requested by Morgan Stanley

c.	Describe all the differences in transaction terms that result in certain of your repurchase agreements qualifying as sales versus collateralized financings.

d.	Provide a detailed analysis supporting your use of sales accounting for your repurchase agreements.

e.	Describe the business reasons for structuring the repurchase agreements as sales transactions versus collateralized financings. To the extent the amounts accounted for as sales transactions have varied over the past three years, discuss the reasons for quarterly changes in the amounts qualifying for sales accounting.

f.	Describe how your use of sales accounting for certain of your repurchase agreements impacts any ratios or metrics you use publicly, provide to analysts and credit rating agencies, disclose in your filings with the SEC, or provide to other regulatory agencies.

g.	Tell us whether the repurchase agreements qualifying for sales accounting are concentrated with certain counterparties and/or concentrated within certain countries. If you have any such concentrations, please discuss the reasons for them.

Response:

The Company does not generally engage in repurchase agreements that are treated as sales for accounting purposes in its financial statements. There are no such transactions for the periods requested.

2.	Tell us whether you have changed your original accounting on any repurchase agreements during the last three years. If you have, explain specifically how you determined the original accounting either as a sales transaction or as a collateralized financing transaction noting the specific facts and circumstances leading to this determination. Describe the factors, events or changes which resulted in your changing your accounting and describe how the change impacted your financial statements.

Response:

The Company has not changed the original accounting on any repurchase agreements during the last three years.

3.	For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the past three years. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts.

Confidential Treatment Requested by Morgan Stanley

Response:

The following table presents the information requested above for repurchase agreements. Given the similarity, the same information has also been provided for securities lending in the second table below.

Quarter Ended (1):	Securities Purchased Under Agreements to Resell	Securities Sold Under Agreements to Repurchase
(in millions)
December 2009
Period end	[*]	$159,401
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
September 2009
Period end	[*]	147,344
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
June 2009
Period end	[*]	91,935
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
March 2009
Period end	[*]	69,641
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
December 2008
Period end	[*]	92,213
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
September 2008(2)
Period end	[*]	[*]
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
June 2008(2)
Period end	[*]	[*]
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
March 2008(2)
Period end	[*]	[*]
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
December 2007(2)
Period end	[*]	[*]
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
September 2007(2)
Period end	[*]	[*]
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
June 2007(2)
Period end	[*]	[*]
Quarterly average	[*]	[*]

Confidential Treatment Requested by Morgan Stanley

Maximum month end	[*]	[*]
March 2007(2)
Period end	[*]	[*]
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]

(1)	Average balances were calculated using weekly balances in 2009 and month-end balances in 2008 and 2007.
(2)	Amounts presented are on a calendar basis due to the Company’s change in fiscal year end from November 30 to December 31 beginning January 1, 2009.

Quarter Ended (1):	Securities Borrowed	Securities Loaned
(in millions)
December 2009
Period end	$167,501	$26,246
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
September 2009
Period end	128,922	26,182
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
June 2009
Period end	107,853	18,002
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
March 2009
Period end	92,589	19,106
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
December 2008
Period end	88,052	14,580
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
September 2008(2)
Period end	[*]	[*]
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
June 2008(2)
Period end	[*]	[*]
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
March 2008(2)
Period end	[*]	[*]
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
December 2007(2)
Period end	[*]	[*]
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
September 2007(2)
Period end	[*]	[*]
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]

Confidential Treatment Requested by Morgan Stanley

June 2007(2)
Period end	[*]	[*]
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]
March 2007(2)
Period end	[*]	[*]
Quarterly average	[*]	[*]
Maximum month end	[*]	[*]

(1)	Average balances were calculated using weekly balances in 2009 and month-end balances in 2008 and 2007.
(2)	Amounts presented are on a calendar basis due to the Company’s change in fiscal year end from November 30 to December 31 beginning January 1, 2009.

As noted in the above tables, repurchase agreements and securities lending transactions trended down over the three-year period, including a sharp decline in the fourth quarter of 2008. The overall decline reflects the de-leveraging that occurred throughout the industry resulting from market forces, including the severe disruption of the collateralized lending market after the Lehman failure. In the fourth quarter of 2008 in particular, the Company increased its focus on rescaling the size of its balance sheet intensive businesses including prime brokerage and select proprietary trading strategies. As a result, securities loaned in particular remain at low levels as the Company’s holdings of equities are well below 2007 levels as are securities available for lending from prime brokerage customers.

Comparing quarterly average balances with quarter-end balances, the variances are within expectations given the absolute size of these balances and the fluctuating volumes that are typical of this market. In previous SEC filings, within the Liquidity section of Management’s Discussion and Analysis, the Company has noted that quarter-end asset balances may be lower than intra-quarter balances due to the nature of the Company’s market making and client-financing activity as well as the Company’s efforts to manage its asset balances and liquidity. However, as shown in the tables above, there are also a number of periods where the quarter-end balances are higher than intra-quarter.

4.	In addition, please tell us:

a.	Whether you have any securities lending transactions that you account for as sales pursuant to the guidance in ASC 860-10. If you do, quantify the amount of these transactions at each quarterly balance sheet date for each of the past three years. Provide a detailed analysis supporting your decision to account for these securities lending transactions as sales.

Response:

The Company does not have any securities lending transactions accounted for as sales.

Confidential Treatment Requested by Morgan Stanley

b.	Whether you have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions that you account for as sales pursuant to the guidance in ASC 860. If you do, describe the key terms and nature of these transactions and quantify the amount of the transactions at each quarterly balance sheet date for the past three years.

Response:

The Company does not have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions, that are accounted for as sales.

c.	Whether you have offset financial assets and financial liabilities in the balance sheet where a right of setoff — the general principle for offsetting — does not exist. If you have offset financial assets and financial liabilities in the balance sheet where a right of setoff does not exist, please identify those circumstances, explain the basis for your presentation policy, and quantify the gross amount of the financial assets and financial liabilities that are offset in the balance sheet. For example, please tell us whether you have offset securities owned (long positions) with securities sold, but not yet purchased (short positions), along with any basis for your presentation policy and the related gross amounts that are offset.

Response:

The Company presents receivables and payables arising from unsettled regular-way purchases and sales of securities on a net basis in accordance with ASC 940-20-45-3. That paragraph is part of a section on presentation matters and states that “payables and receivables arising from unsettled regular-way transactions may be recorded net.” The Company’s practice is also consistent with the financial institutions industry.

The table below shows the impact to the balance sheet of presenting payables and receivables arising from unsettled regular-way purchases and sales of securities as one net number at each quarter end for the past three years. Although the Company has made every effort to ensure the accuracy of the amounts below, the netting impact is not readily available or easily created or reconciled since the transactions are booked net in the Company’s systems. The amounts were calculated by aggregating separately, for trades giving rise to such receivables and payables, all open purchases and all open sales at each date and assuming the smaller amount would have been netted against the larger.

Confidential Treatment Requested by Morgan Stanley

Quarter Ended	Amount
(in billions)
December 2009	[*]
September 2009	[*]
June 2009	[*]
March 2009	[*]
December 2008	[*]
September 2008	[*]
June 2008	[*]
March 2008	[*]
December 2007	[*]
September 2007	[*]
June 2007	[*]
March 2007	[*]

In your request, specific reference is made to cases where securities owned are netted with securities sold, but not yet purchased. The Company applies what is commonly known as “CUSIP netting” as part of the Company’s normal consolidation and reporting procedures, but the Company does not consider this as the netting of separate financial assets and liabilities that would fall under the netting rules in ASC 210-20. Rather, this procedure is applied to ensure that the Company properly reflects its security positions and the Company does not reflect a liability to repurchase the security in the market when in fact the Company has no such obligation.

Short sale liabilities are booked initially at the trader level without regard for whether the security may be held by another trading desk or entity within the consolidated group. The CUSIP netting process is then used for reporting purposes so that the position for that security is correctly reflected when considering the consolidated group as a whole. Securities with the same CUSIP number are considered to be fungible. As such, it would not be appropriate to present a long and short position for the same security, and there would be no obligation to repurchase the security in the market in this case. The Company’s practice is consistent with the financial institutions industry.

The table below shows the netting impact of CUSIP netting at each quarter end for the previous three years:

Quarter Ended	Amount
(in billions)
December 2009	[*]
September 2009	[*]
June 2009	[*]
March 2009	[*]
December 2008	[*]
September 2008	[*]
June 2008	[*]
March 2008	[*]
December 2007	[*]

Confidential Treatment Requested by Morgan Stanley

September 2007	[*]
June 2007	[*]
March 2007	[*]

5.	Finally, if you accounted for repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets as sales and did not provide disclosure of those transactions in your Management’s Discussion and Analysis, please advise us of the basis for your conclusion that disclosure was not necessary and describe the process you undertook to reach that conclusion. We refer you to paragraphs (a)(1) and (a)(4) of Item 303 of Regulation S-K.

Response:

The Company has not accounted for repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets as sales.

Confidential Treatment Requested by Morgan Stanley

*    *    *    *    *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at 212-761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth
Paul C. Wirth Finance Director and Controller

cc:	Ruth Porat, Chief Financial Officer

Gregory G. Weaver, Deloitte & Touche LLP

James V. Schnurr, Deloitte & Touche LLP